SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)
________________________

Schmitt Industries, Inc.
(Name of Subject Company)
________________________

Schmitt Industries, Inc.
(Names of Filing Persons - Offeror)
________________________

Common Stock - no par value
(Title of Class of Securities)
________________________

806870200

(CUSIP Number of Class of Securities)
________________________

Michael Zapata

Schmitt Industries, Inc.

2765 N.W. Nicolai Street

Portland, Oregon 97210-1818

(503) 227-7908

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kenneth A. Schlesinger, Esq.

and

Jason D. Cabico, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas

New York, New York 10019
(212) 451-2300

________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,500,000	$324.50

(1)       The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $2,500,000 in aggregate of Common Stock, no par value per share.

(2)       The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $324.50

Form or Registration No.: Schedule TO

Filing Party: Schmitt Industries, Inc.

Date Filed: June 11, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), which relates to the offer (the “Offer”) by Schmitt Industries, Inc. (the “Company”) to purchase up to $2,500,000 in value of shares of its common stock, no par value per share (the “Common Stock”), at a price not less than $3.00 nor greater than $3.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated June 11, 2020, a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

The purpose of this Amendment is to amend and supplement the Schedule TO with updated information about the Company. This Amendment is being filed on a voluntary basis with the SEC. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The paragraph of the “Summary Term Sheet” of the Offer to Purchase under the heading “Why is the Company making this Offer?” is hereby amended and restated in its entirety and replaced by the following:

“While our Board of Directors previously approved the delisting of our Common Stock from trading on the Nasdaq and the termination of the registration of our shares under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), the Board of Directors has reconsidered such delisting and deregistration and determined that we will continue to maintain the registration and listing of our Common Stock. We believe that maintaining such registration and listing will provide us with valuable access to the public capital markets. However, we recognize that the public trading market for our Common Stock has been and will continue to be characterized by low trading volume which could make it difficult for shareholders to sell their shares. The purpose of the Offer is therefore to provide the holders of the shares with liquidity and the opportunity to sell a thinly traded security. See Section 8.”

The paragraph of the “Summary Term Sheet” of the Offer to Purchase under the heading “What will happen if I do not tender my shares?” is hereby amended and restated in its entirety and replaced by the following:

“Upon the completion of the Offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in us, subject to our right to issue additional shares of Common Stock and other equity securities in the future. See Section 8.”

The paragraph of the “Summary Term Sheet” of the Offer to Purchase under the heading “Following the Offer, will the Company continue as a public company?” is hereby amended and restated in its entirety and replaced by the following:

“Following completion of the Offer, we intend to maintain the listing of our Common Stock on the Nasdaq and maintain the registration of our Common Stock under the Exchange Act. See Section 8.”

The subsection of the “Summary Term Sheet” of the Offer to Purchase with the heading “Does the Offer impact the ability of the Company to delist and deregister?” is hereby deleted in its entirety.

The fourth paragraph formerly present on page 23 of the Offer to Purchase is hereby amended and restated in its entirety and replaced by the following:

“Recent Developments. On July 9, 2020, Ample Hills Acquisition LLC (“Buyer”), a New York limited liability company and our wholly owned subsidiary, entered into an Asset Purchase Agreement (the “Agreement”), dated as of June 29, 2020, with Ample Hills Holdings, Inc., a Delaware corporation, Ample Hills Creamery, Inc., a New York corporation, and their subsidiaries (collectively, “Ample Hills”). The transactions contemplated by the Agreement (the “Transactions”) closed on July 9, 2020, the day after a sale order approving the Transactions was entered by the Bankruptcy Court (defined below). The Agreement provided that, upon the terms and subject to the conditions set forth therein, Ample Hills sold, transferred and assigned to Buyer, or one or more of its affiliates, the Acquired Assets (as defined in the Agreement) and Buyer, or one or more of its affiliates, assumed the Assumed Liabilities (as defined in the Agreement) for a purchase of $1.0 million. The Acquired Assets include, among other things, Ample Hills’ equipment, inventory, and all intellectual property, including the names and marks of “AMPLE HILLS” and “AMPLE HILLS CREAMERY” and all derivatives thereof. Pursuant to the Agreement, Buyer also paid an additional approximately $1.0 million to certain landlords of Ample Hills in exchange for the right to assume leases with such landlords. The Transactions were funded by us with cash on hand.

The Ample Hills entities are debtors-in-possession under title 11 of the United States Code, 11 U.S.C. § 101 et seq. pursuant to voluntary petitions for relief filed under chapter 11 of the Bankruptcy Code on March 15, 2020 in the United States Bankruptcy Court for the Eastern District of New York (the “Bankruptcy Court”). The Transactions were conducted through a Bankruptcy Court-supervised process, subject to Bankruptcy Court-approved bidding procedures, approval of the Transactions by the Bankruptcy Court, and the satisfaction of certain closing conditions.

The Agreement contained certain customary representations and warranties made by each party. Buyer and Ample Hills agreed to various customary covenants, including, among others, covenants regarding the conduct of the Ample Hills businesses prior to the closing of the Transactions and covenants requiring Buyer and Ample Hills to use commercially reasonable efforts to obtain certain third-party and governmental consents, approvals or other authorizations required in connection with the Transactions.”

The first six paragraphs under the subsection with the heading “Purposes of the Offer; Certain Effects of the Offer; Plans and Proposals” under the section “THE OFFER—8. INFORMATION CONCERNING THE COMPANY AND PURPOSES OF THE OFFER” is hereby amended and restated in its entirety and replaced by the following:

“Purpose of the Offer. As described in this Offer to Purchase, our Board of Directors previously approved the delisting of our Common Stock from trading on the Nasdaq and the termination of the registration of our shares under the Exchange Act. However, our Board of Directors has reconsidered such delisting and deregistration and determined that we will continue to maintain the registration and listing of our Common Stock. We believe that maintaining such registration and listing will provide us with valuable access to the public capital markets. We also recognize that the public trading market for our Common Stock has been and will continue to be characterized by low trading volume which could make it difficult for shareholders to sell their shares. Therefore, we are making the Offer because we believe that the repurchase of shares is consistent with our long-term goal of maximizing shareholder value. The purpose of the Offer is also to provide our public shareholders with liquidity and a price for their shares that has generally not been available in the market for some time. There is a limited market for the shares and low trading volumes make it difficult for shareholders to sell large blocks of shares. The Offer provides all of the shareholders with an opportunity to sell their shares at a price higher than those recently available in the public market and without the liquidity limitations characterized by that market.

After the completion of the Offer, we expect to have sufficient cash to meet our cash needs for normal operations and anticipated capital expenditures that may arise.

Certain Effects of the Offer. The Offer presents potential risks and disadvantages to us and our continuing shareholders. Upon the completion of the Offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in the Company subject to the Company’s right to issue additional shares of Common Stock and other equity securities in the future. Shares that the Company acquires pursuant to the Offer will be canceled and will have the status of authorized but unissued shares.

The shares are currently registered under the Exchange Act, which requires, among other things, that the Company furnish information to its shareholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of shareholders. In addition, our Common Stock is currently listed for trading on the Nasdaq under the ticker symbol “SMIT”. Following completion of the Offer, we intend to maintain the listing of our Common Stock on the Nasdaq and maintain the registration of our Common Stock under the Exchange Act.”

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press Release dated July 13, 2020.

The fully amended and supplemented list of exhibits to the Schedule TO is set forth in the Exhibit Index attached hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHMITT INDUSTRIES, INC.

By:	/s/ Michael Zapata
Name:	Michael Zapata
Title:	Chairman, President and Chief Executive Officer

Date: July 15, 2020

EXHIBIT INDEX

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)	Offer to Purchase for Cash, dated June 11, 2020.*

(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(C)	Notice of Guaranteed Delivery.*
(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(5)	(A)	Press Release dated June 3, 2020 (incorporated by reference to the Schedule TO-C filed by the Company on June 3, 2020).
(B)	Press Release dated July 13, 2020.**
(C)	Press Release dated July 13, 2020 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2020).

(b)	Not applicable.
(d)	(1)	The Company’s Second Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities Exchange Commission on October 31, 2019).
(2)	Employment Agreement for Michael R. Zapata dated November 30, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2018).
(3)	Consulting Agreement for Sententia Capital Management, LLC dated July 30, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2019).
(4)	Employment Agreement for Jamie Schmidt, dated January 14, 2020, (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2020).
(5)	Option Agreement, between the Company and Charles Davidson, dated April 12, 2017.
(6)	Stock Purchase Agreement, among the Company, certain directors and Walter Brown Pistor, dated December 17, 2019.

(g)	None.
(h)	Not applicable.

* Filed with Schedule TO dated June 11, 2020.

** Filed with Schedule TO dated July 13, 2020.